Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* McDonough, Jeffrey	2. Issuer Name and Ticker or Trading Symbol Hudson United Bancorp (HU)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

___ Director                            ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Director Human Resources, First Senior Vice President

(Last) (First) (Middle) 5 Volino Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/04/2003
(Street) Poughkeepsie, New York 12603		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Hudson United Bancorp - Common Stock	03/04/2003		I *		-1.2628	D	$31.43	-1.2628	I	401K
Hudson United Bancorp - Common Stock	03/04/2003		J **		22.3245	A	$31.43	22.3245	I	401K
Hudson United Bancorp - Common Stock	03/19/2003		I		5.4862	A	$31.12	5.4862	I	401K
Hudson United Bancorp - Common Stock	03/28/2003		I		5.5237	A	$30.90	5.5237	I	401K
Hudson United Bancorp - Common Stock	03/28/2003		I *		-1.2615	D	$30.90	-1.2615	I	401K
Hudson United Bancorp - Common Stock								2,557.0917		Total 401K
Hudson United Bancorp - Common Stock								6,990.079	D
Hudson United Bancorp - Common Stock								502	D	Poughkeepsie Sav Bank Def. Comp. Plan
Hudson United Bancorp - Common Stock								10,049.1707		TOTAL
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Hudson United Bancorp - Common Stock								08/28/2003	08/28/2008	Stock Options		$23.718	5,665	D	Options
Hudson United Bancorp - Common Stock								06/27/1996	06/27/2004	Stock Options		$13.8305	7,477	D	Options
Hudson United Bancorp - Common Stock								06/25/1995	06/25/2003	Stock Options		$7.281	3,738	D	Options
Hudson United Bancorp - Common Stock								04/24/1998	12/10/2006	Stock Options		$14.925	3,701	D	Options
Hudson United Bancorp - Common Stock								03/22/2004	03/22/2009	Stock Options		$29.127	113	D	Options
Hudson United Bancorp - Common Stock								12/15/2004	12/15/2009	Stock Options		$23.6932	21,199	D	Options
Hudson United Bancorp - Common Stock								08/07/2005	08/07/2012	Stock Options		$27.39	7,500	D	Options
Explanation of Responses: *Trustee's Fee ** Dividend
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ **Signature of Reporting Person Jeffrey McDonough	04/08/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2